Exhibit 99.1

NaaS Technology Inc. Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, June 28, 2024 – NaaS Technology Inc. (Nasdaq: NaaS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, today announces that it has received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market Inc. (“Nasdaq”) dated June 28, 2024, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously announced, the Company received a notification letter (the “Deficiency Notice”) from the Nasdaq dated June 13, 2024 indicating that the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of $1.00 required for continued listing under the Nasdaq Listing Rule 5550(a)(2) for 30 consecutive business days. According to the Deficiency Notice, if at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is at least $1.00 for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. According to the Compliance Notice, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for ten consecutive business days from June 13 through June 27, 2024, and the Company has regained compliance with the Minimum Bid Price Requirement and the matter is closed.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset's lifecycle and facilitating energy transition.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com